

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121

> **Re: RayzeBio, Inc.**
> **Registration Statement on Form S-1**
> **Response dated September 1, 2023**
> **File No. 333-274193**

Dear Ken Song:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, filed August 24, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Stock-based Compensation Expense, page 114

1. Revise your table on page 116, and elsewhere in the filing as appropriate, to address your stock options granted August 22, 2023.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Terren J. O'Connor, Esq.